Final Term Sheet	Filed pursuant to Rule 433 Registration No. 333-143857 and 333-143857-01 June 19, 2007

Vale Capital Limited

$1,295,732,300

5.50% Guaranteed Notes due 2010, Series RIO

Mandatorily Convertible into American Depositary Shares,

each representing one common share of Companhia Vale do Rio Doce

Issuer:	Vale Capital Limited

Guarantor	Companhia Vale do Rio Doce

Ticker of Guarantor ADSs / Exchange:	RIO / The New York Stock Exchange

Title of securities:	5.50% Guaranteed Notes Due 2010, Series RIO (“Series RIO Notes”)

Aggregate principal amount:	$1,295,732,300.00

Price to public:	100% of principal amount, plus accrued interest, if any, from June 25, 2007

Principal amount per Series RIO Note:	$50.00

Annual interest rate:	5.50% per year, payable quarterly starting September 15, 2007

Additional interest:	Equal to amount of any cash distributions made by the Guarantor to all holders of RIO ADSs, pursuant to a calculation described in the prospectus supplement

Threshold appreciation price:	US$57.71, which is approximately 26% over the closing price of the RIO ADSs on the New York Stock Exchange of $45.80 on June 19, 2007 (the “initial price”).

Conversion rate:

If the twenty day market value (as defined in the prospectus supplement) of the RIO ADSs is equal to or greater than US$57.71 then the conversion rate will be 0.8664 RIO ADSs per Series RIO Note (the “minimum conversion rate”), which is equal to US$50.00 divided by US$57.71.

If the twenty day market value of the RIO ADSs is less than US$57.71 but greater than US$45.80, then the conversion rate per Series RIO Note will be equal to US$50.00 divided by the twenty day market value of the RIO ADSs.

If the twenty day market value of the RIO ADSs is less than or equal to US$45.80, then the conversion rate will be 1.0917 RIO ADSs per Series RIO Note (the “maximum conversion rate”), which is equal to US$50.00 divided by US$45.80.

Maturity / mandatory conversion date:	June 15, 2010

Conversion examples:	The following chart shows examples of the number of ADSs that an investor would receive for each note at various twenty day market values.

	Twenty Day Market Value	Number of RIO ADSs Received at Maturity per Series RIO Note
	US$25.00	1.0917
	US$45.80	1.0917
	US$51.50	0.9709
	US$57.71	0.8664
	US$75.00	0.8664

The above chart illustrates that:

•  if the twenty day market value is greater than or equal to US$57.71 (the threshold appreciation price for the RIO ADSs), we will be obligated to deliver 0.8664 RIO ADSs for each note; as a consequence, the Issuer would receive 20.6% of the appreciation in market price above US$57.71 (the threshold appreciation price) and holders of the notes would receive 79.4% of the appreciation in market price above US$57.71 (the threshold appreciation price),

•  if the twenty day market value is greater than US$45.80 (the initial price of the notes) and less than US$57.71 (the threshold appreciation price), the Issuer will be obligated to deliver a number of RIO ADSs having a twenty day market value equal to US$50.00 (the principal amount of a note); as a consequence, the Issuer would retain all of the appreciation in the market price of the RIO ADSs, and

•  if the twenty day market value is less than or equal to US$45.80 (the initial price of the RIO Notes), the Issuer will be obligated to deliver 1.0917 RIO ADSs per note, regardless of the market price of the RIO ADSs; as a consequence, holders of the notes will bear the full risk of a decline in market price of the RIO ADSs.

Cash-acquisition conversion rate:	The following table sets forth the cash acquisition conversion rate per Series RIO Note for each hypothetical stock price and effective date set forth below:

	RIO ADS Price on Effective Date
Effective Date	$25.00	$30.00	$35.00	$40.00	$45.80	$50.00	$57.71	$60.00	$65.00	$70.00	$75.00	$80.00	$90.00	$100.00	$110.00	$120.00
6/19/2007	1.0374	1.0101	0.9844	0.9619	0.9404	0.9278	0.9100	0.9058	0.8982	0.8922	0.8875	0.8838	0.8786	0.8753	0.8732	0.8718
6/15/2008	1.0598	1.0342	1.0064	0.9798	0.9529	0.9367	0.9137	0.9084	0.8988	0.8915	0.8859	0.8817	0.8761	0.8729	0.8710	0.8699
6/15/2009	1.0840	1.0683	1.0430	1.0119	0.9750	0.9512	0.9170	0.9094	0.8961	0.8867	0.8803	0.8760	0.8712	0.8691	0.8682	0.8678
6/15/2010	1.0917	1.0917	1.0917	1.0917	1.0917	1.0000	0.8664	0.8664	0.8664	0.8664	0.8664	0.8664	0.8664	0.8664	0.8664	0.8664

The exact ADS price with respect to Series RIO Notes and effective dates may not be set forth on the table, in which case:

•  if the applicable ADS price is between two ADS price amounts on the table or the effective date is between two dates on the table, the cash acquisition conversion rate will be determined by straight-line interpolation between the cash acquisition conversion rates set forth for the higher and lower ADS price amounts and the two dates, as applicable, based on a 365-day year;

•  if the applicable ADS price is in excess of US$120.00 per ADS (subject to adjustment as described in the prospectus supplement), then the cash acquisition conversion rate will be 0.8664, subject to adjustment; and

•  if the applicable ADS price is less than US$25.00 per ADS (subject to adjustment as described in the prospectus supplement), then the cash acquisition conversion rate will be 1.0917, subject to adjustment.

Trade date:	June 20, 2007

Settlement date:	June 25, 2007

Joint book-running managers:	Citi and JPMorgan

Underwriters’ discount:	0.50%

Proceeds, before expenses, to the Issuer:	US$1,289,253,638.50

CUSIP / ISIN:	91912C 208 / US91912C2089

Listing:	Issuer will apply to list the Series RIO Notes on the New York Stock Exchange.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Citi and JPMorgan will arrange to send you the prospectus upon request by calling toll-free +1-800-831-9146 (in the United States), by calling +1-718-765-6732 (outside the United States), or by contacting them at: Citigroup Global Markets, Inc., Brooklyn Army Terminal, 140 58th St., 8th Floor, Brooklyn, New York 11220.